UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                 PRESS RELEASE

                 Disclosure of Accumulated Results (12 months)
                                 December 2002

Banco Bradesco,  (BOVESPA: BBDC4 and BBDC3; Latibex: XBBDC; NYSE: BBD), Brazil's
largest  private  group in revenues  for the fourth  year in a row and  Brazil's largest bank in equity, according to the 2002 issue of Exame Magazine's The Best and the Biggest  Guide,  announced  today its results for the year 2002 (12M02).
The Bank  reported  net  income  of R$ 2,023  million,  or R$ 1.42 per  thousand shares,  decreases of 6.8% and 6.0%,  as compared to results for 2001 (12M01) of
R$ 2,170 million and R$ 1.51, respectively.  Returns on Stockholders' Equity and
Total Assets were 18.65% and 1.42%,  respectively,  compared to 22.22% and 1.97%
for 12M01.

2002 was marked by the following important events:

•    Acquisition of the share control of Banco Mercantil de São Paulo S.A.;

•    Acquisition of the share control, through a privatization auction, of Banco do Estado do Amazonas S.A., now under the name of Banco BEA S.A.;

•    Acquisition  of  Banque  Banespa  International  S.A.,  now  known as Banco
     Bradesco Luxembourg S.A.;

•    Acquisition of the share control of Banco Cidade S.A.;

•    Acquisition  of the total  capital  of Ford  Leasing  S.A.  -  Arrendamento
     Mercantil,  now under  the name of  Potenza  Leasing  S.A.  -  Arrendamento
     Mercantil,  and of the receivables and other consumer  financing  portfolio rights of Banco Ford S.A.;

•    Acquisition  of Deutsche Bank  Investimentos  DTVM S.A. and its  investment fund administration and management portfolio;

•    Increase in the percentage ownership of Banco Espírito Santo S.A. to 3%;

•    Opening on March 25 of the first Banco Postal branch, which had 2,500 units in operation at the year-end;

•    Start-up of Bradesco Consórcio Ltda.

Financial Statements.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank's website (www.bradesco.com.br).

1. Highlights in 2002

•    Net Income was R$ 2,023  million for 12M02,  a 6.8% decrease as compared to net income for 12M01.

     -    Financial  Activity  results were R$ 1,174  million,  12.9% lower than results for 12M01.

     -    The Insurance Group (Insurance, Private Pension Plans and Savings Bond
          companies) contributed with results of R$ 745 million, an increment of
          24.0% compared to 12M01.

     -    The results of other activities totaled R$ 104 million.

•    Operating Income was R$ 2,310 million, a 16.8% decrease compared to 12M01.

•    The  financial  margin  was R$ 13,714  million,  a growth  rate of 35.7% as compared to 12M01.  In relation to average  total  assets,  the  annualized financial margin increased to 10.8% as compared to 9.9% in 12M01. Adjusting the additional provision for market risk fluctuation  recorded/reversed for the periods, the annualized financial margin would be 10.0% in 12M02 and in
     12M01.

•    Income from financial  intermediation  totaled R$ 10,895  million,  a 34.5%
     increase as compared to 12M01.

•    The efficiency ratio was 54.6%, a slight variation compared to the ratio of
     54.3% in 12M01, mainly as a result of acquisitions in 1H02.

•    Consolidated  Assets  amounted to R$ 142,773  million,  a 29.7% increase as compared to 12M01.

•    The Basel  capital  adequacy  ratio was 17.9% on a  consolidated  financial basis and 15.8% on a total consolidated basis, compared to 15.4% and 13.8%, respectively in 12M01.

•    The  permanent  assets  to  stockholders'  equity  ratio  was  48.3%  on  a consolidated  financial  basis  and  37.2% on a total  consolidated  basis, compared to 53.9% and 48.4%, respectively for 12M01.

•    The expanded  combined  insurance ratio was 94.6%, an improvement  compared with the ratio of 95.4% for 12M01.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading Activities

Income from Credit and Leasing Operations totaled R$ 16,136 million, an increase of 34.1% as compared to 12M01,  mainly  derived from (i) an increase in exchange variation of 52.27%  reflected on a portion of the portfolio in 2002 as compared with 18.67% in 2001;  (ii) an increase in average  interest  rates in 2002;  and
(iii) an increase in the credit  portfolio  derived  from  acquisitions  in 1H02
(Mercantil, BEA and Cidade).

Results of Securities and Derivative Financial Instruments amounted to R$ 10,726 million, a 51.1% increase compared to 12M01, mainly derived from: (i) additional resources  obtained  from  increased  funding  in 2002,  particularly  technical reserves;  (ii) acquisitions in 1H02; (iii) exchange variation increase in 2002;
and (iv) the increase in average interest rates in 2002.

Results of Foreign Exchange Transactions amounted to R$ 4,456 million, exceeding by 117.9% results for 12M01, mainly due to: (i) exchange gains in 2002; and (ii)
acquisitions  in 1H02.  This account  balance  should be analyzed net of foreign funding expenses used to finance  import/export  operations as described in Note
14a to the Financial Statements.

2.2 Expenses for Lending and Trading Activities

Market  Funding  Expenses  totaled  R$ 10,993  million,  an  increase  of 57.4%
compared to 12M01,  mainly  derived from: (i) the increase in the average volume of funding;  (ii) the increase in the average interest rates for 2002; and (iii)
the impact of foreign exchange  differences in 2002,  particularly on securities issued abroad.

Expenses for Borrowings and Onlendings totaled R$ 7,194 million,  an increase of
66.6%  compared  to 12M01,  mainly as a result  of:  (i) the  impact of  foreign exchange  differences in 2002; (ii) increase in average  interest rates in 2002;
and (iii) to a lesser  degree,  the increase in the average volume of borrowings and onlendings.

Provision for Loan Losses totaled R$ 2,819 million, a 40.2% increase compared to
12M01,  mainly as a result of: (i) the  increase in the  average  balance of the credit  portfolio,  partially derived from acquisitions in 1H02; (ii) additional provisions  of R$ 273 million  recorded in 2002  compared with R$ 130 million in
2001; and (iii) an increase in customer defaults following the economic slowdown in 2002.

2.3 Other Operating Income and Expenses

Income on Commissions and Fees totaled R$ 3,712 million for 12M02, a 6.9% growth rate  compared to 12M01.  The increase in 2002 was due to: (i)  acquisitions  in
1H02 - approximately  R$ 106 million;  (ii) Credit Cards - R$ 91 million;  (iii)
Credit Operations - R$ 69 million, mainly comprising the contracting and opening of credit lines; (iv) Other Income - R$ 35 million,  mainly technical assistance in  non-financial  subsidiaries;  and offset (v) by a decrease in income on fund management of R$ 94 million.

Income from Insurance Premiums,  Private Pension Plans and Savings Bonds totaled
R$ 10,135  million in 12M02,  an  increase of 13.1%  compared  to 12M01,  mainly derived from: (i) the improved performance of insurance and private pension plan products in 2002,  especially  "VGBL",  introduced in the first quarter of 2002;
and (ii) the improved performance of the Health line portfolio in 2002.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled R$ 5,026  million  for 12M02,  a 43.9%  increase  as  compared to 12M01, mainly  due to: (i)  growth in income on  insurance  and  private  pension  plan products,  such as "VGBL";  and (ii)  appropriation  of interest and price-level restatement of reserves relating to private pension plans and savings bonds.

Insurance  claims  totaled R$ 3,615  million,  an 11.2% growth rate  compared to
12M01,  mainly as a result of increased insurance sales in 2002, even though the ratio of claims to premiums decreased in comparison with the prior year.

Personnel  Expenses for the year  increased by 14.8% to R$ 4,076  million,  when compared  to 12M01,  mainly  due to:  (i)  salary  increases  as a result of the collective bargaining agreement; (ii) the increase in the number of employees as a result of the acquisitions in 1H02, with expenses of some R$ 226 million;  and
(iii) an increase in the level of provisions for labor claims of R$ 113 million.

Administrative  Expenses for the year  increased  by 17.2% to R$ 4,028  million, when  compared  to  12M01,  mainly  as a  result  of  customer  service  network expansion,  especially:  (i) the effect of  acquisitions  in 1H02 of some R$ 224 million;  (ii)  third-party  services  - R$ 108  million;  (iii)  Communications
(including  outsourcing of the BUS network) - R$107 million;  (iv) publicity and advertising - R$ 93 million; and (v) Rents - R$ 22 million,  mainly from rents l of the branches auctioned as from June 2002.

2.4 Taxes and Contributions

Taxes and  contributions  paid and  accrued,  including  social  security  dues, totaled  R$ 2,354  million for the year,  corresponding to 1.16 times net income for 12M02.  In 12M01,  taxes and  contributions  corresponded  to 0.95 times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities  totaled R$ 37,003 million,  a decrease of 8.7% compared to 12M01 and are classified as follows: 69.3% are"Trading Securities",  15.7% are"Available for  Sale",  14.4% are"Held to  Maturity",  and 0.6% are  Derivative  Financial
Instruments.   The  securities  portfolio  includes  restricted  securities  and technical  reserves of the  Organization's  insurance,  private pension plan and savings bond companies.  Securities  comprised  25.9% of the total  consolidated assets in 12M02, as compared to 36.8% in 12M01.

As compared to June 30, 2002,  NBCs and  exchange  NTNs were  reclassified  from securities  available  for sale to  securities  held to maturity,  the remaining balance of which at December 31, 2002, was R$ 246 million, decreasing results by
R$ 14 million, net of tax effects.

3.2 Credit Operations

The Credit Portfolio totaled R$ 50,801 million, an increase of 14.3% as compared to 12M01.

AA to C rated credit transactions  totaled R$ 46,164 million and represent 90.9%
of the Credit Portfolio for the year, compared to 90.6% for 12M01.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,665  million,  a
24.6%  increase  in relation  to 12M01 and  corresponding  to 7.2% of the credit portfolio, as compared with 6.6% in 12M01.

Charge-offs  for the period  amounted to R$ 2,329 million,  an increase of 47.8%
over 12M01,  corresponding to 4.6% of the credit portfolio,  compared to 3.5% in
12M01.

The abnormal course Credit Portfolio comprising D to H ratings (credits past due for more than 60 days, plus  respective  future  installments)  totaled R$ 2,676 million,  corresponding  to an increase  of 1.8% over the amount for 12M01.  The total allowance (R$ 3,665 million)  covers 137.0% of this  portfolio.  In 12M01, coverage was 111.9%.

3.3 Funds Obtained

Total  Deposits  amounted to R$ 56,363  million,  a 37.2%  increase  compared to
12M01. Deposits comprise R$ 13,370 million in demand deposits, R$ 20,730 million in savings deposits,  R$ 22,239  million in time deposits,  and R$ 24 million in interbank deposits.

Borrowings and Onlendings  amounted to R$ 16,438  million,  an increase of 17.1%
compared to 12M01.

Subordinated Debt totaled R$ 3,322 million, 69.8% in local currency and 30.2% in foreign currency.

Technical  Reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
amounted to R$ 19,155 million, an increase of 38.3% compared to 12M01.

3.4 Stockholders' Equity

Stockholders'  Equity totals R$ 10,846  million,  an 11.0% increase  compared to
12M01.

Managed  Stockholders'  Equity is R$  11,117  million  corresponding  to 7.8% of
Consolidated Assets, compared to 9.0% in 12M01.

Total Reference  Equity  (capital base) is R$ 14,396  million,  a 32.4% increase over 12M01.

Net equity per thousand shares is R$ 7.60.

4. Funds under Management

Funds under management by Bradesco Asset  Management  totaled R$ 64,269 million,
R$ 45,416 million of which in Investment Funds and R$ 18,853 million in Customer
Portfolios, increases of 8.4% and 10.0% , respectively, compared to 12M01.

5. Customer Service Network

In  2002,  the  investments  for  expanding  operating  capacity  and the IT and telecommunications  infrastructure  totaled R$ 1,560 billion.  At the same time, through the  program  implemented  to dispose of  non-operating  assets,  mainly through public auctions and also for investors, the Bank raised approximately R$
741 million, generating both administrative gains and maintenance cost savings.

At the end of 2002, Bradesco Customer Service Network had:

       2,954   Branches  in Brazil  (Bradesco  - 2,507,  Banco BCN - 227,  Banco
               Mercantil - 219, and Banco Finasa - 1);

           6   Foreign Branches:  one in New York (Bradesco),  4 in Grand Cayman
               (Bradesco,  BCN,  Mercantil,  and  Banco  Boavista),  and  one in
               Nassau, Bahamas (Boavista);

           7   Foreign  Subsidiaries:  Banco Bradesco  Argentina S.A., in Buenos
               Aires, Banco Bradesco Luxembourg S.A., and Banco Mercantil de São
               Paulo  International  S.A., both in Luxembourg,  Boavista Banking
               Ltd.,  in  Nassau,  Cidade  Capital  Markets  Ltd.,  in the Grand
               Cayman,  Bradesco  Services  Co.,  Ltd.,  in Tokyo,  and Bradesco
               Securities, Inc., in New York;

       2,500   Banco Postal branches;

       1,849   Banking Service Posts and outlets in companies (Bradesco - 1,469,
               BCN - 179, and Mercantil - 201);

       1,662   Outplaced BDN Network ATM terminals

          51   Branches  of Finasa  Promotora  de  Vendas,  present in more than
               13,324 vehicle  dealerships  and 1,306  furniture and decoration, cellphone and computer stores;

      21,210   BDN  Network  ATM  terminals,  10,406 of which also  operate at weekends and on bank holidays;

       9.292   Million  transactions  carried  out  daily by our  customers  and users,  on  average,  2.190  million  by our  cashiers  and 7.102 million (76.43%) through our convenience  channels,  particularly
               BDN, Internet and Fone Fácil.

Bradesco  Internet  Banking  had more than 4.7  million  registered  users,  who carried  out  264  million  transactions,  a  45%  increase  in  the  number  of transactions as compared to 12M01.

ShopInvest  achieved  significant  results with 594,000  registered  users,  who carried out 302,000 transactions, a 29.5% increase as compared to 12M01.

ShopCredit,   the  Bank's  Loan  and   Financing   website,   computed   409,000
transactions/operations at the end of 12M02.

The Bradesco Net Empresa corporate website has 56,400 registered businesses, who carried out 1.7 million transactions.

6. Human Resources

The Bradesco  Organization's  headcount  totals  74,393  employees,  with 53,732 employed by Bradesco and 20,661 by its subsidiary companies.

Among the management instruments of the Human Resources policy, we highlight the benefits  directly  focused on  improving  the  quality of life,  well being and security of the Organization's employees and their dependents,  covering 185,150 persons. Among which we cite the following:

     •    Medical and Hospital Healthcare Plan
     •    Dental Assistance Plan
     •    Supplementary retirement and private pension plan
     •    Group life and group personal accident insurance policies
     •    Collective automobile insurance policy.

Bradesco was ranked for the fourth time running among the"100 Best Companies in which to Work" published by the Exame  magazine's Guia Exame,  based on a survey
carried  out  among  employees.   This  distinction  confirms,  yet  again,  the
motivation of our employees with their workplace, benefits and the possibilities for personal and professional development offered by the Organization.

R$   49  million  was  invested  this year in  Training  Programs  with  316,177 participations.

R$  336  million was spent on the Meals Program,  which served 85 thousand light meals and distributed 71,000 meal vouchers daily

      3  million medical and hospital consultations during the year

    700  thousand dental appointments in 2002.

7. The Bradesco Organization Social Activities

The Bradesco  Foundation  maintains 38 Schools located in 25 of the 26 Brazilian
States, and in the Federal District.  These schools provide education completely free of  charge.  This year,  over  103,000  students  attended  these  schools, including  those enrolled on the youth and adult  educational  and  professional training  courses.  The Foundation  also provides free meals,  uniforms,  school materials and medical/dental care to more than 48,000 infant, junior, middle and technical  school  students.  For the  last  six  years,  the  pass  rate in our
Foundation  Schools has remained at an average 96%,  which is  equivalent to the best international pass rates.

In 2003 the Foundation's 39th school will be opened in Boa Vista, Capital of the
State of Roraima,  with the capacity to attend 1,200  students.  This means that the Bradesco Foundation will now be present in all of Brazil's states.

The Bradesco  Foundation  investments  and activities are funded  exclusively by resources  from its own income and donations  made by the Bradesco  Organization
Companies.

R$   123  million  total  investments  in 2002 and a budget  for 2003 of  R$ 129 million, to attend more than 105 thousand students.

8. Subsequent Events

a)   Signature of the  commitment  to transfer to Bradesco the share  control of
     Banco Bilbao Vizcaya  Argentaria Brasil S.A. and subsidiary  companies,  on
     January 10, 2003.

b)   On January 27, 2003, the Bank entered into an "Agreement for the Assignment of Rights and Obligations, and other Covenants" with Banco J.P. Morgan S.A.
     to acquire the Securities and Investment Fund Portfolios Administration and
     Management Activities carried out by JPMorgan Fleming Asset Management.

9. Market Indicators (%)

10. Forthcoming Events

10.1. Teleconference - Results for the Year 2002

Date: February 3, 2003

In Portuguese:
14:30 (São Paulo time)
Brazil: (0xx11) 4613-0500
International: (+5511) 4613-0500
Conference Call ID: 5361

In English:
16:30 (São Paulo time)
Brazil: (0xx11) 4613-0503
USA: (+1 866) 812-0442 (Toll Free)
    or (+1 703) 788-1236
Conference call ID: 342

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:
Contacts:
Jean Philippe Leroy
Technical Director of Investor Relations
Tel: (# 55 11) 3684-9229
e-mail: 4260.jean@bradesco.com.br

Bernardo Garcia
Executive Manager of Investor Relations
Phone: (# 55 11) 3684-9302
e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco Bradesco's Board of Executive Officers on developments in the macroeconomic  environment,  sector conditions,  interest rates,  performance and the Bank's financial results.  Any statements,  expectations,  capacities,  plans and conjectures contained in this document  and  which  do not  describe  historical  facts,  such as  information regarding the declaration of the payment of dividends,  the future  direction of operations,  implementation of significant  operating and financial  strategies, the investment program,  factors or trends which affect the financial condition, liquidity or results of operations,  are future  considerations  of significance provided for in the "U.S. Private Securities  Litigation Reform Act" of 1995 and
contemplate  various risks and  uncertainties.  There is no guarantee  that such
results  will  occur.   The  statements   are  based  on  various   factors  and
expectations, including economic and market conditions, industry competitiveness and  operating  factors.  Actual  results  could be  materially  different  from
Bradesco's  present  expectations  as a  result  of  possible  changes  to  such expectations and factors.

                                 PRESS RELEASE

               Disclosure of Results for the 4th Quarter of 2002

Banco Bradesco,  (BOVESPA: BBDC4 and BBDC3; Latibex: XBBDC; NYSE: BBD), Brazil's
largest  private  group in revenues  for the fourth  year in a row and  Brazil's largest bank in equity, according to the 2002 issue of Exame Magazine's The Best and the Biggest  Guide,  announced  today its results for the fourth  quarter of
2002 (4Q02).  The Bank  reported  net income of R$ 698  million,  or R$ 0.49 per thousand  shares,  increases  of 66.1% and 69.0% as  compared to results for the third  quarter  of 2002  (3Q02)  of R$ 420  million  and R$ 0.29,  respectively.
Annualized returns on Stockholders' Equity and Total Assets were 28.3% and 2.0%, respectively, compared to 17.0% and 1.2% for 3Q02.

Important events in the Quarter:

•    Bradesco  received the Mauá Award for the third time as the listed  company with the best shareholder and market relationship in 2001.

•    Start-up of Bradesco Consórcio Ltda.

The  following  financial  and  operating  information,  except where  otherwise indicated, is presented on a consolidated basis and in reais, in accordance with
Brazilian corporate legislation. The full report can be downloaded directly from the Investor Relations page on the Bank's website (www.bradesco.com.br).

1. Highlights of the Fourth Quarter of 2002

•    Net Income was R$ 698 million for 4Q02, a 66.1% increase as compared to net income for 3Q02.

     -    Financial  Activity  results  were R$ 331  million,  24.0% higher than results for 3Q02.

     -    The Insurance Group (Insurance, Private Pension Plans and Savings Bond
          companies) contributed with results of R$ 272 million, an increment of
          63.4% compared to 3Q02.

     -    The results of other activities totaled R$ 95 million.

•    Operating Income was R$ 659 million, 33.1% higher than 3Q02.

•    The financial  margin was R$ 3,920 million,  a decrease of 9.9% as compared to 3Q02.  In relation to average  total assets,  the  annualized  financial margin was 11.6%  compared  with 13.8% in 3Q02.  Adjusting  the  additional provision for market risk  fluctuation  recorded/reversed  for the periods, the annualized financial margin would be 12.9% in 4Q02 and 8.9% in 3Q02.

•    Income  from  financial  intermediation  totaled R$ 3,341  million,  a 3.2%
     decrease as compared to 3Q02.

•    Consolidated  Assets  amounted to R$ 142,773  million,  a 1.9%  increase as compared to 3Q02.

•    The Basel  capital  adequacy  ratio was 17.9% on a  consolidated  financial basis,  and  15.8% on a total  consolidated  basis,  compared  to 15.6% and
     13.7%, respectively, in 3Q02.

•    The  permanent  assets  to  stockholders'  equity  ratio  was  48.3%  on  a consolidated  financial  basis  and  37.2% on a total  consolidated  basis, compared to 52.9% and 42.4%, respectively, in 3Q02.

•    The expanded  combined  insurance ratio was 94.6%, as compared to the ratio of 93.9% in 3Q02.

2. Analysis of Consolidated Results

2.1 Income from Lending and Trading activities

Income from Credit and Leasing  Operations  totaled R$ 1,595 million, a decrease of 78.7% as compared to 3Q02, mainly derived from negative exchange variation of
9.28% in 4Q02  against  positive  exchange  variation  of 36.93%  in 3Q02,  thus
impacting   income  from  US   dollar-denominated   transactions.   Income  from
real-denominated transactions remained practically flat as compared to the prior quarter.

Results of Securities and Derivative  Financial  Instruments  amounted to R$ 993 million, a 82.0% decrease compared to 3Q02, mainly derived from foreign exchange losses partially offset by the increase in average interest rates in 4Q02.

Results of Foreign Exchange  Transactions amounted to R$ 170 million, a decrease of 93.7% as compared to 3Q02,  mainly as a result of foreign  exchange losses in
4Q02. This account  balance should be analyzed net of foreign  funding  expenses used to finance  import/export  operations,  the results of which  subsequent to these adjustments would be R$ 74 million in 4Q02 and R$ 152 million in 3Q02.

2.2 Expenses for Lending and Trading Activities

Market Funding Expenses totaled R$ (5) million, a 100.1% decrease as compared to the balance for 3Q02, which was R$6.050 million mainly derived from the decrease in expenses on securities transactions abroad as a result of the appreciation of local currency offset by the increase in average interest rates in 4Q02.

Expenses  for  Borrowings  and  Onlendings  totaled R$ (834)  million,  a 115.4%
decrease as compared to the balance for 3Q02,  which was R$ 5.409 million mainly derived from foreign exchange losses on foreign borrowings and onlendings offset by the increase in average interest rates in 4Q02.

Provision  for Loan  Losses  totaled R$ 579  million,  35.4% lower than in 3Q02.
Discounting the effect of the additional  provisions of R$ 135 million and R$ 81 million, recorded in 3Q02 and 4Q02, respectively, the decrease of R$ 263 million in these expenses was due to a slight  economic  improvement in 4Q02 as compared to 3Q02

2.3 Other Operating Income and Expenses

Income on  Commissions  and Fees  totaled R$ 991 million for 4Q02, a 6.0% growth rate compared to 3Q02.  The increase in 4Q02 was due to: (i) Current  Accounts -
R$ 18 million, mainly charges for account maintenance; (ii) credit cards - R$ 17 million;  and (iii) other income - R$19 million,  mainly technical assistance in non-financial  subsidiaries.  Income from Insurance  Premiums,  Private  Pension
Plans and Savings  Bonds  totaled R$ 3,244 million in 4Q02, an increase of 21.1%
compared to 3Q02, mainly derived from the improved  performance of insurance and private pension plan product sales in the quarter, especially "VGBL" and savings bonds.

Variations in Technical Reserves for Insurance,  Pension Plans and Savings Bonds
totaled R$ 2,463 million for 4Q02, a 76.8% increase as compared to 3Q02,  mainly due to (i) growth in income on insurance and private pension plan products, such as "VGBL";  and (ii)  appropriation  of interest and price-level  restatement of reserves relating to private pension plans and savings bonds.

Insurance  claims  totaled R$ 937 million,  a 1.8% growth rate compared to 3Q02, mainly as a result of increased insurance sales, even though the ratio of claims to premium remained flat as compared to the prior quarter.

Personnel  Expenses for the quarter  decreased by 8.6% to R$ 1,047  million,  as compared to 3Q02.Except  for the effect of the third quarter:  (i) R$ 58 million related to the salary  increases as a result of the collective  labor agreement;
and (ii) R$ 75  million  to the  single  allowance,  we note  that  there was an increase of R$ 35 million,  mainly due to the 7.0% salary  increase in September
2002.

Administrative  Expenses for the period  increased by 4.5% to R$ 1,111  million, when compared to 3Q02,  mainly derived from: (i) Depreciation and Amortization -
R$ 10 million, as a result of new purchases of data processing  equipment;  (ii)
Rents - R$ 9 million,  mainly from rents of branches  which had been  auctioned;
and (iii) Leases - R$ 9 million.

2.4 Taxes and Contributions

Taxes and  contributions  paid and  accrued,  including  social  security  dues, totaled R$ 606 million for the quarter,  corresponding  to 0.87 times net income for  4Q02.  In 3Q02,  taxes and  contributions  corresponded  to 1.21  times net income.

3. Analysis of the Consolidated Balance Sheet

3.1 Securities

Securities  totaled R$ 37,003  million,  a decrease of 1.6% compared to 3T02 and are classified as follows: 69.3% are "Trading Securities",  15.7% are "Available
for  Sale",  14.4% are "Held to  Maturity",  and 0.6% are  Derivative  Financial
Instruments.   The  securities  portfolio  includes  restricted  securities  and technical  reserves of the  Organization's  insurance,  private pension plan and savings bond companies.  Securities  comprised  25.9% of the total  consolidated assets in 4Q02, as compared to 26.8% for 3Q02.

As compared to June 30, 2002,  NBCs and  exchange  NTNs were  reclassified  from securities  available  for sale to  securities  held to maturity,  the remaining balance of which at December 31, 2002, was R$ 246 million, decreasing results by
R$ 14 million, net of tax effects.

3.2 Credit Operations

The Credit Portfolio  totaled R$ 50,801 million,  a decrease of 5.2% compared to
3Q02.

AA to C rated credit transactions  totaled R$ 46,164 million and represent 90.9%
of the Credit Portfolio for the period, compared to 90.7% for 3Q02.

The balance of the Allowance for Loan Losses (PDD) totaled R$ 3,665  million,  a decrease  of 4.0%  compared  to 3Q02,  and  corresponding  to 7.2% of the credit portfolio compared with 7.1% in 3Q02.

Charge-offs for the period amounted to R$ 732 million, an increase of 20.5% over
3Q02, corresponding to 1.4% of the credit portfolio compared to 1.1% in 3Q02.

The abnormal course Credit Portfolio comprising D to H ratings (credits past due for more than 60 days, plus  respective  future  installments)  totaled R$ 2,676 million,  corresponding  to a  decrease  of 9.1%  compared  to 3Q02.  The  total allowance (R$ 3,665 million) covers 137.0% of this portfolio.  In 3Q02, coverage was 129.7%.

3.3 Funds Obtained

Total  Deposits  amounted to R$ 56,363  million,  a 0.9% increase as compared to
3Q02. Deposits comprise R$ 13,370 million in demand deposits,  R$ 20,730 million in savings deposits,  R$ 22,239  million in time deposits,  and R$ 24 million in interbank deposits.

Borrowings and  Onlendings  amounted to R$ 16,438  million,  a decrease of 15.1%
compared to 3Q02.

Subordinated Debt totaled R$ 3,322 million, 69.8% in local currency and 30.2% in foreign currency.

Technical  Reserves  for  Insurance,  Savings  Bonds and Private  Pension  Plans
amounted to R$ 19,155 million, an increase of 15.4% compared to 3Q02.

3.4 Stockholders' Equity

Stockholders' Equity totals R$ 10,846 million, a 3.3% increase compared to 3Q02.

Managed  Stockholders'  Equity is R$ 11,117  million,  corresponding  to 7.8% of
Consolidated Assets, compared to 7.7% in 3Q02.

Total Reference  Equity  (capital base) is R$ 14,396  million,  a 10.1% increase over 3Q02.

Net equity per thousand shares is R$ 7.60.

4. Funds under Management

Funds under management by Bradesco Asset  Management  totaled R$ 64,269 million,
R$ 45,416 million of which in Investment Funds and R$ 18,853 million in Customer
Portfolios, increases of 6.9% and 13.8% , respectively, compared to 3Q02.

5. Customer Service Network

        At the end of 2002, the Bradesco Customer Service Network had:

        2,954  Branches  in Brazil  (Bradesco  - 2,507,  Banco BCN - 227,  Banco
               Mercantil - 219, and Banco Finasa - 1);

            6  Branches abroad:  one in New York  (Bradesco),  4 in Grand Cayman
               (Bradesco,  BCN,  Mercantil,  and  Banco  Boavista),  and  one in
               Nassau, Bahamas (Boavista);

            7  Subsidiaries  abroad:  Banco Bradesco  Argentina  S.A., in Buenos
               Aires, Banco Bradesco Luxembourg S.A., and Banco Mercantil de São
               Paulo  International  S.A., both in Luxembourg,  Boavista Banking
               Ltd.,  in  Nassau,  Cidade  Capital  Markets  Ltd.,  in the Grand
               Cayman,  Bradesco  Services  Co.,  Ltd.,  in Tokyo,  and Bradesco
               Securities, Inc., in New York;

        2,500  Banco Postal branches;

        1,849  Banking  service  posts and  outlets  in  companies  (Bradesco  -
               1,469, BCN - 179, and Mercantil - 201);

        1,662  Outplaced BDN Network ATM terminals

           51  Branches  of Finasa  Promotora  de  Vendas,  present in more than
               13,324 vehicle  dealerships  and 1,306  furniture and decoration, cellphone and computer stores;

       21,210  BDN  Network  ATM  terminals,  10,406 of which also  operate at weekends and on bank holidays;

        9.292 million  transactions  carried  out  daily by our  customers  and users,  on  average,  2.190  million  by our  cashiers  and 7.102 million (76.43%) through our convenience channels,  particularly,
               BDN, Internet and Fone Fácil.

Bradesco  Internet  Banking  had more than 4.7  million  registered  users,  who carried out 69 million of transactions in 4Q02, a 5.7% decrease in the number of transactions as compared to 3Q02.

ShopInvest  achieved  significant  results with 594,000  registered  users,  who carried out 87,000 transactions in 4Q02, a 19.2% increase compared with 3Q02.

ShopCredit,   the  Bank's  Loan  and   Financing   website,   computed   137,000
transactions/operations in 4Q02.

The Bradesco Net Empresa corporate website has 56,400 registered businesses, who carried out 300,000 transactions in 4Q02.

6. Human Resources

The Bradesco  Organization's  headcount  totals  74,393  employees,  with 53,732 employed by Bradesco and 20,661 by its subsidiary companies.

Among the management instruments of the Human Resources policy, we highlight the benefits  directly  focused on  improving  the  quality of life,  well being and security of the Organization's employees and their dependents,  covering 185,150 persons. Among which we cite the following:

    •    Medical and Hospital Healthcare Plan
    •    Dental Assistance Plan
    •    Supplementary retirement and private pension plan
    •    Group life and group personal accident insurance policies
    •    Collective automobile insurance policy.

Bradesco was ranked for the fourth time running among the "100 Best Companies in which to Work" published by the Exame  magazine's Guia Exame,  based on a survey
carried  out  among  employees.   This  distinction  confirms,  yet  again,  the
motivation of our employees with their workplace, benefits and the possibilities for personal and professional development offered by the Organization.

R$   49  million  was  invested  in  2002 in  Training  Programs,  with  316,177 participations.

R$  336  million was invested in the Food Program in 2002,  which served  85,000 light meals and distributed 71,000 meal vouchers.

      3  million medical and hospital consultations during the year.

    700  thousand dental appointments in 2002.

7. The Bradesco Organization Social Activities

The Bradesco  Foundation  maintains 38 Schools located in 25 of the 26 Brazilian
States, and in the Federal District.  These schools provide education completely free of  charge.  This year,  over  103,000  students  attended  these  schools, including  those enrolled on the youth and adult  educational  and  professional training  courses.  The Foundation  also provides free meals,  uniforms,  school materials and medical/dental care to more than 48,000 infant, junior, middle and technical  school  students.  For the  last  six  years,  the  pass  rate in our
Foundation  Schools has remained at an average 96%,  which is  equivalent to the best international pass rates.

In 2003 the Foundation's 39th school will be opened in Boa Vista, Capital of the
State of Roraima,  with the capacity to attend 1,200  students.  This means that the Bradesco Foundation will now be present in all of Brazil's states.

The Bradesco  Foundation  investments  and activities are funded  exclusively by resources  from its own income and donations  made by the Bradesco  Organization
Companies.

R$   123  million  total  investments  in 2002 and a budget  for 2003 of  R$ 129 million, to attend more than 105,000 students.

8. Subsequent Events

a)   Signature of the  commitment  to transfer to Bradesco the share  control of
     Banco Bilbao Vizcaya  Argentaria Brasil S.A. and subsidiary  companies,  on
     January 10, 2003.

b)   On January 27, 2003, the Bank entered into an "Agreement for the Assignment of Rights and Obligations, and other Covenants" with Banco J.P. Morgan S.A.
     to acquire the Securities and Investment Fund Portfolios Administration and
     Management Activities carried out by JPMorgan Fleming Asset Management.

9. Market Indicators (%)

9. Forthcoming Events

9.1. Teleconference - Results for the Fourth Quarter of 2002

Date: February 3, 2003

In Portuguese:
14:30 (São Paulo time)
Brazil: (0xx11) 4613-0500
International: (+5511) 4613-0500
Conference Call ID: 5361

In English:
16:30 (São Paulo time)
Brazil: (0xx11) 4613-0503
USA: (+1 866) 812-0442 (Toll Free)
    or (+1 703) 788-1236
Conference call ID: 342

Simultaneous webcast: www.bradesco.com.br

Additional information can be obtained from our Investor Relations Team:
Contacts:
Jean Philippe Leroy
Technical Director of Investor Relations
Tel: (# 55 11) 3684-9229
e-mail: 4260.jean@bradesco.com.br

Bernardo Garcia
Executive Manager of Investor Relations
Phone: (# 55 11) 3684-9302
e-mail: 4260.bernardo@bradesco.com.br

The  information  contained in this document may include  future  considerations that reflect the current  perception and  perspectives of Banco Bradesco's Board of Executive Officers on developments in the macroeconomic  environment,  sector conditions,  interest rates,  performance and the Bank's financial results.  Any statements,  expectations,  capacities,  plans and conjectures contained in this document  and  which  do not  describe  historical  facts,  such as  information regarding the declaration of the payment of dividends,  the future  direction of operations,  implementation of significant  operating and financial  strategies, the investment program,  factors or trends which affect the financial condition, liquidity or results of operations,  are future  considerations  of significance provided for in the "U.S. Private Securities  Litigation Reform Act" of 1995 and
contemplate  various risks and  uncertainties.  There is no guarantee  that such
results  will  occur.   The  statements   are  based  on  various   factors  and
expectations, including economic and market conditions, industry competitiveness and  operating  factors.  Actual  results  could be  materially  different  from
Bradesco's  present  expectations  as a  result  of  possible  changes  to  such expectations and factors.

Analysis of the Statement of Income (in millions of reais)

Equity Analysis (in millions of reais)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.